SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    *)

HiSoft Technology International Limited

(Name of Issuer)

Common shares, par value US$0.0001 per share

(Title of Class of Securities)

43358R108

(CUSIP Number)

Sidney Xuande Huang

Chief Financial Officer

VanceInfo Technologies Inc.

3/F Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People’s Republic of China

+86-10-8282-5266

With a copy to:

Jeffrey J. Sun, Esq.

Orrick, Herrington & Sutcliffe LLP

47/F, Park Place, 1601 Nanjing Road West

Shanghai 200040

People’s Republic of China

+86-21-6109-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43358R108	13D

1.	Names of Reporting Persons VanceInfo Technologies Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 93,807,616
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,807,616
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount In Row (11) 13.9%*
14.	Type of Reporting Person CO

*	Based on 658,857,745 common shares outstanding as of August 8, 2012, as provided by HiSoft Technology International Limited, 9,397,500 common shares issuable upon exercise of vested options, 8,096,577 vested restricted stock awards, and 82,500 common shares subject to options that will vest on or before October 19, 2012, as provided by the Significant Shareholders (as defined below).

CUSIP No. 43358R108	13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to common shares, par value US$0.0001 per share, and American Depositary Shares (each, an “ADS”), of HiSoft Technology International Limited, a Cayman Islands company (“HiSoft”). The ADSs are listed on the NASDAQ Global Select Market under the symbol of “HSFT”. Each ADS represents 19 Common Shares. The principal executive offices of HiSoft are located at 33 Lixian Street, Qixianling Industrial Base, Hi-Tech Zone, Dalian 116023, People’s Republic of China.

Item 2.	Identity and Background.

(a) - (c) and (f) This Statement on Schedule 13D is being filed by VanceInfo Technologies Inc., a Cayman Islands company (“VanceInfo”). VanceInfo is an information technology service provider and one of the leading offshore software development companies in China. The principal executive offices of VanceInfo are located at 3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China.

Certain information required by this Item 2(a)-(c) and (f) concerning the directors and executive officers of VanceInfo is set forth on Schedule I annexed hereto, which is incorporated herein by reference.

(d) During the last five years, neither VanceInfo nor, to the best of its knowledge, any of its directors or executive officers listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither VanceInfo nor, to the best of its knowledge, any of its directors or executive officers listed on Schedule I hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 10, 2012, HiSoft, Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of HiSoft (“Merger Sub”), and VanceInfo entered into an Agreement and Plan of Merger (the “Merger Agreement”) for VanceInfo to combine with HiSoft in a 100% stock-for-stock transaction. Under the terms of the Merger Agreement, each ordinary share of VanceInfo issued and outstanding immediately prior to the time when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or when the parties otherwise agree and specify in the Plan of Merger in accordance with the Cayman Companies Law (“Effective Time”) will be cancelled in exchange for the right to receive one validly issued, fully paid, non-assessable common share of HiSoft, and each American Depositary Share of VanceInfo (“VanceInfo ADS”), each of which represents one VanceInfo ordinary share, will be cancelled in exchange for the right to receive one American Depositary Share of HiSoft (“HiSoft ADS”). Immediately prior to the merger contemplated under the Merger Agreement, HiSoft will effect a 13.9482-to-1 share consolidation and change the ratio of HiSoft ADSs representing common shares from one ADS for 19 shares to one ADS for one share, which effectively implies in a 1-to-1.3622 HiSoft ADS split. Upon completion, HiSoft ADSs will continue to be listed on the Nasdaq under the symbol “HSFT”; VanceInfo will become a wholly owned subsidiary of HiSoft, VanceInfo ADSs will be delisted from The New York Stock Exchange and VanceInfo will be deregistered under the Act.

As an inducement for VanceInfo to enter into the Merger Agreement, on August 10, 2012, contemporaneously with the execution of the Merger Agreement, certain principal shareholders of HiSoft, including Tiak Koon Loh, Granite Global Ventures (Q.P.) L.P. and certain of its affiliates (the “Significant Shareholders”), entered into voting agreements with and in favor of VanceInfo (the “Voting Agreements”) as described in Item 4 and Item 5 of this Schedule 13D. VanceInfo entered into the Voting Agreements in connection with the Merger Agreement, but did not make any cash or other payments to the Significant Shareholders with respect thereto. An aggregate of 66,482,481 common shares, 513,082 ADSs representing 9,748,558 common shares, 12,645,000 common shares subject to vested and unvested options and 15,628,710 common shares subject to vested and unvested restricted stock awards of HiSoft are subject to the Voting Agreements. Pursuant to the Voting Agreements, if any Significant Shareholder acquires beneficial or record ownership of any additional shares, such shares will also be subject to the Voting Agreements.

The description contained in this Item 3 of the transactions contemplated by the Merger Agreement and Voting Agreements is not complete, and is qualified in its entirety by the full text of the Merger Agreement and Voting Agreements, copies of which are filed, respectively, as Exhibits 99.1, 99.3 and 99.4 to VanceInfo’s Current Report on Form 6-K, dated August 13, 2012, and incorporated by reference into this Schedule 13D.

CUSIP No. 43358R108	13D

Item 4.	Purpose of Transaction.

(a) - (b) The Merger Agreement provides for the transaction under which VanceInfo and HiSoft will be combined in an all-stock merger of equals transaction as a result of which VanceInfo will become a wholly owned subsidiary of HiSoft. The information contained in Item 3 is incorporated by reference herein.

Completion of the merger is subject to customary closing conditions, including but not limited to (i) the authorization and approval of the Merger Agreement and the merger by an affirmative vote of shareholders representing two-thirds or more of the ordinary shares of VanceInfo present and voting in person or by proxy at a meeting of the VanceInfo shareholders which will be convened to consider the authorization and approval of the Merger Agreement and the merger, (ii) (x) the increase of HiSoft’s share capital and the number of authorized common shares of HiSoft (the “HiSoft Shares”) to 120,000,000 (the “Capital Increase”), the consolidation of the share capital of HiSoft, following which every 13.9482 issued and unissued common shares of par value US$0.0001 each in the share capital of HiSoft would be consolidated into one (1) common share of par value US$0.00139482 each in the share capital of HiSoft (the “Share Consolidation”), and the issuance of HiSoft Shares (including HiSoft Shares to be represented by HiSoft ADSs) constituting the merger consideration under the Merger Agreement (the “Share Issuance”), in each case approved by a simple majority of votes cast by the holders of HiSoft Shares voting in person or by proxy, (y) an amendment to the HiSoft’s memorandum and articles of association to change HiSoft’s name to a new name in English, to be mutually agreed by the parties to the Merger Agreement, and “ ” in Chinese and to delete the additional or casting vote granted to the chairman of the meeting of the HiSoft board of directors in the case of any equality of votes (the “Articles Amendments”), approved by an affirmative vote of two-thirds of the holders of HiSoft Shares voting in person or by proxy, in each case of the above (x) and (y), at a meeting of the shareholders of HiSoft duly convened for purposes of authorizing and approving the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance.

Pursuant to the terms of the Voting Agreements, the Significant Shareholders have agreed to vote all shares covered by the Voting Agreements at the time of the vote, whether at an annual or extraordinary general meeting of HiSoft shareholders and at any other meeting of the shareholders of HiSoft, or to grant consent or approval in any written consent in lieu of such a meeting: (i) in favor of approval and authorization of the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance, (ii) in favor of any related proposal that is reasonably necessary to consummate the merger and the transactions contemplated by the Merger Agreement which is considered at any such meeting of the HiSoft shareholders, and (iii) against any action, proposal, transaction or agreement that could reasonably be expected to prevent the consummation of the merger. Pursuant to the Voting Agreements, if any Significant Shareholder acquires beneficial or record ownership of any additional shares, such shares will also be subject to the Voting Agreements.

The purpose of entering into the Voting Agreements is to facilitate the approval of the transactions contemplated under the Merger Agreement by the HiSoft shareholders. The Significant Shareholders’ obligations under the Voting Agreements will terminate upon the earliest to occur of: (i) the Effective Time of the merger, (ii) the date of termination of the Merger Agreement in accordance with its terms, (iii) at any time upon the written agreement of VanceInfo and the Significant Shareholders; or, as the case may be, (iv) the Effective Time of any amendment to, or waiver of, any material terms or conditions contained in the Merger Agreement.

(c) Not applicable.

(d) The Merger Agreement provides that, immediately following the Effective Time of the merger, the HiSoft’s board of directors shall consist of four directors selected by VanceInfo (the “VanceInfo Directors”) and four directors selected by HiSoft (the “HiSoft Directors”), who shall agree, prior to the Effective Time of the merger, to take all such actions as are necessary, at or immediately following the Effective Time of the merger, to ensure that the anticipated order of retirement by rotation of the HiSoft Directors and the VanceInfo Directors shall be consistent with the principle that there shall be an equal number of HiSoft Directors and VanceInfo Directors. If at any time prior to the Effective Time of the merger, any board designee becomes unable or unwilling to serve as a director of HiSoft at the Effective Time of the merger, then the party designating such individual shall designate another individual to serve in such individual’s place. In addition, at or prior to the Effective Time of the merger, the HiSoft Board shall take such actions as are necessary to appoint Chris Shuning Chen as Non-Executive Chairman of the HiSoft Board, effective as of the Effective Time of the merger.

(e) The information set forth in Item 4 as to the Merger Agreement is incorporated herein by reference.

(f) Not applicable.

CUSIP No. 43358R108	13D

(g) The memorandum of association and articles of association of HiSoft will be amended to reflect the Articles Amendments, effective as of or prior to the Effective Time of the merger.

(h) Not applicable.

(i) Not applicable.

(j) Other than as described above, VanceInfo currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although VanceInfo reserves the right to develop such plan).

Except as set forth in this Schedule 13D, neither VanceInfo, nor to best of its knowledge, any of its directors or executive officers listed on Schedule I hereto, has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and Voting Agreements is not complete and is qualified in its entirety by the full text of the Merger Agreement and Voting Agreements, copies of which are filed, respectively, as Exhibits 99.1, 99.3, 99.4 to VanceInfo’s Current Report on Form 6-K, dated August 13, 2012, and incorporated by reference into this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As a result of the Voting Agreements described in Item 4, VanceInfo may be deemed to be the beneficial owner of 93,807,616 common shares of HiSoft, consisting of:

(i) 2,044,118 common shares held by Tiak Koon Loh;

(ii) 9,302,500 common shares issuable upon exercise of vested options held by Tiak Koon Loh;

(iii) 8,049,077 vested restricted stock awards held by Tiak Koon Loh;

(iv) 82,500 common shares subject to options held by Tiak Koon Loh that will vest on or before October 19, 2012, excluding 3,165,000 and 7,532,133 common shares subject to options and restricted stock awards, respectively, granted to Tiak Koon Loh but will not vest until after October 19, 2012;

(v) 14,000 ADSs representing 266,000 common shares held by Tiak Koon Loh;

(vi) 33,518,608, 572,713, 29,724,934 and 622,108 common shares held by each of Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures II L.P., and GGV II Entrepreneurs Fund L.P., respectively;

(vii) 488,843 ADSs representing 9,288,017 common shares held by Granite Global Ventures II L.P., and 10,239 ADSs representing 194,541 common shares held by GGV II Entrepreneurs Fund L.P.;

(viii) 95,000 common shares issuable upon exercise of vested options held by Granite Global Ventures (Q.P.) L.P. and certain of its affiliates; and

(ix) 47,500 vested restricted stock awards held by Granite Global Ventures L.P. and certain of its affiliates.

VanceInfo does not have sole voting power or sole dispositive power with respect to any of the common shares or ADSs of HiSoft.

In addition, David Lifeng Chen, Executive Vice Chairman and Co-President of VanceInfo, has the sole voting power and sole dispositive power to 10,000 ADSs of HiSoft, each represent 19 common shares of HiSoft, as of August 10, 2012; Sidney Xuande Huang, Co-President and Chief Financial Officer of VanceInfo, has the sole voting power and sole dispositive power to 500 ADSs of HiSoft, each represent 19 common shares of HiSoft, as of August 10, 2012; and Stanley Ying Zhou, Executive Vice President and Chief Administrative Officer of VanceInfo, has the sole voting power and sole dispositive power to 10,000 ADSs of HiSoft, each represent 19 common shares of HiSoft, as of August 10, 2012.

(c) Neither VanceInfo nor, to the best of its knowledge, any of its directors or executive officers listed on Schedule I hereto, has effected any transaction in the common shares during the past 60 days, except as disclosed herein.

(d) Except as described in this Schedule 13D, no person other than each respective record owner referred to herein of the common shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

CUSIP No. 43358R108	13D

(e) Not applicable.

The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and Voting Agreements is not complete and is qualified in its entirety by the full text of the Merger Agreement and Voting Agreements, copies of which are filed, respectively, as Exhibits 99.1, 99.3, 99.4 to VanceInfo’s Current Report on Form 6-K, dated August 13, 2012, and incorporated by reference into this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain provisions of the Merger Agreement are briefly described in Item 3 and Item 4 above, such description being incorporated in this Item 6 by reference. The summary of the Merger Agreement in this Schedule 13D is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

The Voting Agreements are described in Item 3, Item 4 and Item 5 above, such summary being incorporated in this Item 6 by reference. The summary of the Voting Agreements in this Schedule 13D is not complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between VanceInfo or, to the best of its knowledge, any of its directors or executive officers listed on Schedule I hereto and any other person with respect to any securities of HiSoft, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 7.01	Agreement and Plan of Merger, dated as of August 10, 2012, among HiSoft Technology International Limited, VanceInfo Technologies Inc. and Chemistry Merger Sub Inc. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by VanceInfo Technologies Inc. with the Securities and Exchange Commission on August 13, 2012).

Exhibit 7.02	Voting Agreement by and among VanceInfo Technologies Inc. and Tiak Koon Loh, dated as of August 10, 2012 (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 6-K filed by VanceInfo Technologies Inc. with the Securities and Exchange Commission on August 13, 2012).

Exhibit 7.03	Voting Agreement by and among VanceInfo Technologies Inc., Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures II L.P., and GGV II Entrepreneurs Fund L.P., dated as of August 10, 2012 (incorporated herein by reference to Exhibit 99.4 to the Current Report on Form 6-K filed by VanceInfo Technologies Inc. with the Securities and Exchange Commission on August 13, 2012).

CUSIP No. 43358R108	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2012

VANCEINFO TECHNOLOGIES INC.

By:	/s/ Sidney Xuande Huang
Name:	Sidney Xuande Huang
Title:	Chief Financial Officer

CUSIP No. 43358R108	13D

SCHEDULE I

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Chris Shuning Chen	Chairman of the board of directors and Chief Executive Officer of VanceInfo	3/F Building 8, Zhongguancun Software Park, Haidian District. Beijing 100193, People’s Republic of China	The People’s Republic of China

David Lifeng Chen	Executive Vice Chairman of the board of directors and Co-President of VanceInfo	3/F Building 8, Zhongguancun Software Park, Haidian District. Beijing 100193, People’s Republic of China	The United States of America

Hao Chen	Mr. Hao Chen has been a director of VanceInfo since 2005. Mr. Chen is a co-founder of Legend Capital, a China based private investment fund, and has served as its managing director and chief investment officer since 2001. He also serves as a director of numerous portfolio companies, including Spreadtrum Communications, Inc., a company listed on Nasdaq Global Market, EYANG Technology Development Co., Ltd., a company listed on the Hong Kong Stock Exchange, Beijing Kaitone Information Technologies Co., Ltd., Beijing Zhongsou Online Software Limited, Beijing Dianji Technology Co., Ltd., KML Company Ltd., Boke Company Ltd. and Crystal Digital Technology Co., Ltd.	10/F, Tower A, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu Zhongguancun, Haidian District, Beijing 100080, People’s Republic of China	The People’s Republic of China

Ruby Rong Lu	Ms. Ruby Rong Lu has been a director of VanceInfo since May 2007. Ms. Lu is a general partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of other DCM portfolio companies, including E-Commerce China Dangdang Inc., a China-based business-to-consumer e-commerce company listed on the New York Stock Exchange, Bitauto Holdings Limited, an Internet company listed on the New York Stock Exchange.	2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025, United States of America	The People’s Republic of China

CUSIP No. 43358R108	13D

Kui Zhou	Mr. Kui Zhou has been a director of VanceInfo since 2006. Mr. Zhou has been a principal of Sequoia Capital China since 2005 and a partner of Sequoia Capital China since May 2007. Mr. Zhou also serves on the board of directors of some Sequoia portfolio companies, including a director of Sky-mobi Limited, a China-based mobile application store operator listed on the Nasdaq Global Market; Xiamen Changelight Co., Ltd., a China-based LED and solar cell research and manufacturing company listed on the Shenzhen Stock Exchange; Beijing Shouhang Aiqiwei Resources Saving Technology Co., Ltd., a China-based company specializing in developing resources saving technology listed on the Shenzhen Stock Exchange; Beijing Speedpay Technology Co., Ltd., a high-tech company committed to wireless payment and mobile e-commerce business; Beijing Huayi Network Technology Co., Ltd., a company specializing in providing China’s medical industry with distance education training and technical services; and Chengdu Laoken Technology Co., Ltd, a China-based company engaging in medical business.	Room 3606, Tower 3, China Central Place, No 77 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China	The People’s Republic of China

Daniel Mingdong Wu	Mr. Daniel Mingdong Wu has been a director of VanceInfo since October 2007. Mr. Wu has served as the chief financial officer of Wowo Limited, a China-based life service e-commerce company, since January 2011.	3/F Building 8, Zhongguancun Software Park, Haidian District. Beijing 100193, People’s Republic of China	The United States of America

Samuelson S. M. Young	Mr. Samuelson S. M. Young has been a director of VanceInfo since December 2007. Mr. Young has served as the vice chairman of Studio A Inc., an apple premium reseller with around 50 chain stores in Asia, since 2010. Mr. Young has been the Chairman of Ebridge Investments Limited, a China-based investment firm, since 2006. He is also the founding partner of Xanadu Ventures and has been with Xanadu Partners since 2007.	3/F Building 8, Zhongguancun Software Park, Haidian District. Beijing 100193, People’s Republic of China	Taiwan

Sidney Xuande Huang	Co-President and Chief Financial Officer of VanceInfo; Mr. Huang also has served as a director of Bitauto Holdings Limited, an Internet company listed on the New York Stock Exchange, since 2010.	3/F Building 8, Zhongguancun Software Park, Haidian District. Beijing 100193, People’s Republic of China	The United States of America

Frances Hong Zhang	Chief Operating Officer of VanceInfo	3/F Building 8, Zhongguancun Software Park, Haidian District. Beijing 100193, People’s Republic of China	The People’s Republic of China

Stanley Ying Zhou	Executive Vice President and Chief Administrative Officer of VanceInfo	3/F Building 8, Zhongguancun Software Park, Haidian District. Beijing 100193, People’s Republic of China	The People’s Republic of China